Filed by Everett SpinCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Computer Sciences Corporation

(Commission File No. 1-4850)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 8, 2017

Everett SpinCo, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	000-55712	61-1800317
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3000 Hanover Street Palo Alto, California	94304
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 687-5817

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

Preliminary Results

Based on the preliminary financial results of Everett SpinCo, Inc. (the “Company”), the Company estimates that net revenue for the fiscal quarter ended January 31, 2017 will be approximately $4.0 billion to $4.3 billion, a decrease of 4% to 11% from the corresponding period of the prior fiscal year. This estimated decrease is due to weak demand in the EMEA region, particularly the U.K. public sector market, the run off of several large contracts and unfavorable currency fluctuations.

The preliminary results for the first quarter of fiscal 2017 reflect management’s estimates based solely upon information available to management as of the date hereof. The preliminary financial results are not a comprehensive statement of the Company’s financial results for the first fiscal quarter of 2017. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by the Company’s independent registered public accounting firm. The preliminary financial results presented above are subject to the completion of the Company’s financial closing procedures, which have not yet been completed. The Company’s actual results for the first quarter of fiscal 2017 are not available and may differ materially from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results.

Item 7.01.	Regulation FD Disclosure.

Debt Financing

As previously announced, on May 24, 2016, the Company entered into an Agreement and Plan of Merger with Hewlett Packard Enterprise Company (“HPE”), Computer Sciences Corporation, a Nevada corporation (“CSC”) and Everett Merger Sub Inc. (“Old Merger Sub”), as amended by the First Amendment to the Agreement and Plan of Merger dated as of November 2, 2016 among the Company, HPE, New Everett Merger Sub Inc., a Nevada corporation and a wholly-owned direct subsidiary of Everett (“New Merger Sub”), CSC and Old Merger Sub and as further amended by the Second Amendment to Agreement and Plan of Merger dated as of December 6, 2016 among HPE, Everett, New Merger Sub, CSC and Old Merger Sub (as so amended, the “Merger Agreement) pursuant to which New Merger Sub intends to merge with and into CSC, with CSC continuing as the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”).

Concurrently with the Merger Agreement, the Company entered into a Separation and Distribution Agreement with HPE, dated as of May 24, 2016 (as amended as of November 2, 2016, December 6, 2016 and January 27, 2017, the “Separation Agreement”), which provides for, among other things, the separation of the Everett business from the other businesses of HPE (the “Separation”); the contribution by HPE of specified assets and liabilities related to the Everett business to the Company (the “Contribution”); and the distribution by HPE of 100% of the shares of the Company’s common stock to HPE stockholders on a pro rata basis (the “Distribution”). The Merger, the Separation, the Contribution and the Distribution are collectively referred to herein as the “Transactions.” The consummation of the Transactions, which is currently anticipated to occur on or around April 1, 2017, is subject to numerous conditions including, among other things, the receipt by HPE of a payment from the Company in an amount of approximately $3.008 billion as specified in the Separation Agreement (the “Everett Payment”).

The Company intends to finance the Everett Payment with a cash dividend to HPE using (1) a portion of the proceeds of the term loan facility under that certain Term Loan Credit Agreement dated as of December 16, 2016 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Term Loan Credit Agreement”) among the Company, as borrower, the lenders from time to time party thereto (the “Lenders”) and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent (the “Administrative Agent”) in an aggregate principal amount of the U.S. dollar equivalent of $2.0 billion, and (2) a portion of the net cash proceeds of additional unsecured debt financing (the “Debt Financing”) expected to be completed at or prior to the closing of the Distribution, in an aggregate principal amount of approximately $1.05 billion. The actual terms of the Debt Financing are subject to change, including based on market conditions. There can be no assurance that the Debt Financing will be finalized on anticipated terms, or at all.

In connection with various amendments to CSC’s credit facilities and other financing arrangements that will permit the Company to replace CSC as the borrower or guarantor, as applicable, upon consummation of the Merger, on March 3, 2017, the Company entered into Amendment No. 1 to the Term Loan Credit Agreement (“Amendment No. 1”) with the Administrative Agent and substantially all of the Lenders party thereto as of such date. Amendment No. 1, among other things, removed the provision that would have required CSC to become a guarantor under the Term Loan Credit Agreement within 3 business days after the consummation of the Merger, the failure of which would have required mandatory prepayment of the borrowings under the Term Loan Credit Agreement. Consequently the Term Loan Credit Agreement is not expected to include any upstream guarantee from CSC following consummation of the Merger.

Post-Closing Financing Activities

Members of CSC management who are expected to be continuing executives of the Company have informed the Company that, as soon as practicable after completion of the effectiveness of the Merger, they intend to cause the Company to undertake a registered exchange by which the Company will offer to any and all holders of 4.45% Senior Notes due 2022 issued by CSC substantially similar notes newly issued by the Company.

Forward-looking statements

This report includes “forward-looking statements” as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements represent current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved. No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is outlined under the caption “Risk Factors” in Amendment No. 1 to the Company’s Form 10, filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2017, along with the Company’s other filings with the SEC. The Company disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.

Notice

This communication shall not constitute an offer to sell, an offer to buy, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EVERETT SPINCO, INC. (Registrant)
March 8, 2017

	By:	/s/ RISHI VARMA
Name: Rishi Varma
Title: President and Secretary